Filed by: Sayona Mining Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2(b) and Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Piedmont Lithium Inc.

Commission File Number: 001-38427

The following communication is being filed in connection with the proposed merger of
Sayona Mining Limited and Piedmont Lithium Inc.

Results of Extraordinary General Meeting

Sayona Mining Limited (“Sayona” or “Company”) (ASX:SYA; OTCQB:SYAXF) refers to the proposed merger between Sayona and Piedmont Lithium Inc (Piedmont Lithium), which involves a newly formed U.S. subsidiary of Sayona (Merger Sub) merging with and into Piedmont Lithium, resulting in Sayona being the ultimate parent entity.

Results of the Extraordinary General Meeting

In accordance with ASX Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001 (Cth) (Corporation Act), Sayona advises that all resolutions put to the extraordinary general meeting of Sayona (EGM) held in Brisbane today were passed. In summary:

Resolution	Votes in favour (on a poll)[1]
Merger Resolution Proposed issue of the Sayona Shares to the Piedmont Stockholders	2,542,480,062 (97.34%)
Conditional Placement Resolution Proposed issue of new shares in Sayona to RCF	2,567,458,656 (97.32%)
Unconditional Placement Resolution Ratification of Unconditional Placement Shares	2,032,143,883 (92.78%)
Name Change Resolution Change in name	2,567,689,911 (97.62%)
Consolidation Resolution Consolidation of share capital	2,498,019,796 (94.59%)
Remuneration Proposal Increase in Non-Executive Director remuneration pool	2,062,897,645 (88.83%)

Details of the valid proxies received and votes cast at the EGM are attached.

Next steps

Closing of the Merger remains subject to approval by Piedmont Stockholders at the Piedmont Lithium special stockholders’ meeting and other customary conditions for a transaction of this nature.

Capitalised terms in this announcement have the meaning given in the Notice of Meeting and Explanatory Memorandum dated 20 June 2026.

For more information, please contact:

Andrew Barber

Director of Investor Relations

Ph: +617 3369 7058

Email: ir@sayonamining.com.au

For more information, please visit us at www.sayonamining.com.au

1 Percentage of Sayona shareholders present and voting (in person, online or by proxy, attorney or corporate representative).

Level 28, 10 Eagle St Brisbane Q 4000 | +61 7 3369 7058

ir@sayonamining.com.au | ASX: SYA | ACN 091 951 978	sayonamining.com.au

Additional Information and Where to Find It

In connection with the proposed transaction, Sayona has filed with the SEC a registration statement on Form F-4, which includes a prospectus of Sayona. The registration statement was declared effective by the SEC on June 20, 2025. Sayona may also file other relevant documents with the SEC regarding the proposed transaction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED (IF AND WHEN THEY BECOME AVAILABLE) WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN (IN THE CASE OF OTHER DOCUMENTS THAT MAY BE FILED) IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders are and will be (in the case of documents that may be filed) able to obtain free copies of these documents and other documents containing important information about Piedmont Lithium and Sayona, as well as any amendments or supplements to these documents, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sayona are and will be (in the case of documents that may be filed) available free of charge on Sayona’s website at sayonamining.com.au or by contacting Sayona’s Investor Relations Department by email at ir@sayonamining.com.au or by phone at +61 7 3369 7058. Copies of the documents filed with the SEC by Piedmont Lithium are and will be (in the case of documents that may be filed) available free of charge on Piedmont Lithium’s website at http://www.piedmontlithium.com/ or by contacting Piedmont’ Lithium’s Investor Relations Department by email at info@piedmontlithium.com or by phone at +1 (704) 461-8000.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to buy any Sayona securities pursuant to the acquisition, nor shall there be any sale of Sayona securities pursuant to the acquisition in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of Sayona securities pursuant to the acquisition shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Sayona, Piedmont Lithium and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Piedmont Lithium’s directors and executive officers may be found in its 2024 Annual Report on Form 10-K filed with the SEC on February 26, 2025, available at www.piedmontlithium.com/ir/ and www.sec.gov. Information about Sayona’s directors and executive officers may be found in its 2024 Annual Report to Shareholders available on its website at https://sayonamining.com.au/investors/financial-reports/ and filed with the ASX on August 29, 2024. The information included on, or accessible through, Sayona’s or Piedmont Lithium’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement/prospectus and is or may be included in other relevant materials filed or that may be filed with the SEC and applicable securities regulators in Australia, in the case of other relevant materials that may be filed, if and when they become available.

2	Sayona Mining Limited

Sayona Mining Limited Extraordinary General Meeting Thursday, 31 July 2025 Results of Meeting

The following information is provided in accordance with section 251AA(2) of the Corporations Act 2001 (Cth) and ASX Listing Rule 3.13.2.

Resolution details		Instructions given to validly appointed proxies (as at proxy close)				Number of votes cast on the poll (where applicable)			Resolution Result
Resolution	Resolution Type	For	Against	Proxy's Discretion	Abstain	For	Against	Abstain*	Carried / Not Carried
1 Merger Resolution – Proposed issue of the Sayona Shares to the Piedmont Stockholders	Ordinary	2,542,480,062 97.34%	50,201,426 1.92%	19,416,933 0.74%	36,341,530	2,587,076,660 97.76%	59,365,259 2.24%	36,341,530	Carried
2 Conditional Placement Resolution – Proposed issue of new shares in Sayona to RCF (Conditional Resolution)	Ordinary	2,567,458,656 97.32%	51,066,464 1.94%	19,431,433 0.74%	10,483,398	2,616,319,754 97.91%	55,980,297 2.09%	10,483,398	Carried
3 Unconditional Placement Resolution – Ratification of Unconditional Placement Shares	Ordinary	2,032,143,883 92.78%	137,264,948 6.27%	20,637,734 0.95%	458,268,386	2,076,537,737 93.40%	146,842,536 6.60%	459,278,176	Carried
4 Name Change Resolution – Change in name (Conditional Resolution)	Special	2,567,689,911 97.62%	42,965,820 1.64%	19,356,983 0.74%	18,302,237	2,611,367,746 98.03%	52,586,466 1.97%	18,704,237	Carried
5 Consolidation Resolution – Consolidation of share capital	Ordinary	2,498,019,796 94.59%	123,365,745 4.68%	19,352,010 0.73%	7,702,400	2,534,266,623 94.95%	134,814,426 5.05%	13,702,400	Carried
6 Remuneration Resolution – Increase in Non-Executive Director remuneration pool (Conditional Resolution)	Ordinary	2,062,897,645 88.83%	240,239,995 10.34%	19,300,792 0.83%	43,789,979	2,091,478,261 88.88%	261,703,669 11.12%	47,389,979	Carried

* Votes cast by a person who abstains on an item are not counted in calculating the required majority on a poll.

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